Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 17 DATED OCTOBER 16, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose our net asset value (“NAV”) as of September 30, 2017; and
•	Announce the declaration of distributions.

Net Asset Value Per Share as of September 30, 2017

As of September 30, 2017, our NAV per common is $9.80. This NAV per share will be effective until updated by us on or about December 31, 2017, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies”, our affiliate’s internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of September 30, 2017 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2017.

As with any methodology used to estimate value, the methodology employed by our affiliates internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

 Beginning on October 16, 2017, the per share purchase price of our shares will be $9.80 per share. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about December 31, 2017, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our redemption plan.

MogulREIT I was formed to invest in and manage a diversified portfolio of commercial real estate investments and was designed to be an investment vehicle that is focused on providing its investors with consistent income. Because of this strategy, MogulREIT I has invested strictly in debt and debt like instruments that provide consistent monthly income.  We have not made any investments in joint venture equity or other investments with appreciation potential to date.  As no investments with appreciation potential have been made, there have been no increases to NAV as a result of any appreciation.

The change in the share price is directly related to the offering costs that were paid by, and are reimbursed to, our manager, RM Adviser, LLC, at the time of your investment. Per our offering circular, offering costs can be up to 3% of the investment amount.

Declaration of Distributions

On October 12, 2017, our manager, RM Adviser, LLC (the “Manager”) authorized a cash distribution of $0.0653 per share of the Company’s common shares to shareholders of record as of October 31, 2017.  The Manager expects that the distributions will be paid on or about November 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $9.80 per share purchase price and calculated for the period beginning October 1, 2017 and ending October 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.